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FOR IMMEDIATE RELEASE          NASDAQ: CRME          TSX: COM

THIRD PHASE 3 STUDY INITIATED FOR CARDIOME'S ATRIAL
ARRHYTHMIA PRODUCT

Vancouver, Canada, July 7, 2004 Cardiome Pharma Corp (TSX: COM) today announced the initiation of its third Phase 3 efficacy study of RSD1235 for the acute treatment of atrial fibrillation. The study, called ACT 3 (Atrial arrhythmia Conversion Trial 3), is being conducted by co-development partner Fujisawa Healthcare, Inc. and will measure the safety and efficacy of RSD1235 in recent onset atrial arrhythmia patients. The placebo-controlled study is being carried out in more than 50 centers throughout the world.

The ACT 3 study protocol was designed with the input of leading research cardiologists, including the co-chairs of the steering committee of the trial, Dr. Craig Pratt from Baylor College of Medicine and Dr. Denis Roy from the Montreal Heart Institute. The Data Safety Monitoring Board for the study is chaired by Professor John Camm of St George's Hospital, London, a long-time leader in antiarrhythmic drug research.

In October 2003, Cardiome licensed North American rights to the intravenous formulation of RSD1235 to Fujisawa Healthcare Inc. Under the terms of the agreement Cardiome granted Fujisawa an exclusive license to develop and commercialize intravenous RSD1235 in North America. The companies will co-develop RSD1235 IV to NDA, with Fujisawa responsible for 75% of development costs. Cardiome has retained all rights to the intravenous formulations outside of Canada, US and Mexico, and has also retained worldwide rights to oral RSD1235 for the prevention of AF.

Atrial fibrillation is an abnormal heart rhythm that affects the atria of the heart, lowering the heart's pumping capacity and increasing the risk of stroke. Immediate symptoms are breathlessness and fatigue. Long-term effects include increased risk of both stroke and congestive heart failure. In 2002 there were over 7 million cases of atrial arrhythmia in the developed world. The acute in-hospital market is poorly served by existing drugs. Currently available drugs lack sufficient efficacy and put patients at risk for potentially fatal side-effect arrhythmias. The common initial approach for the treatment of chronic AF is by electrocardioverting (electroshocking) the patient, an invasive and expensive procedure. Establishment of safety and efficacy will be key to RSD1235 emerging as the potential drug of choice for the management of paroxysmal and persistent AF.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three late stage clinical drug programs focused on atrial arrhythmias, congestive heart failure, and hyperuricemia (gout).

Cardiome's lead antiarrhythmic product, RSD1235, is designed to be an acute-use, intravenous administration treatment for atrial fibrillation (AF), a condition in which the atria of the heart beat rapidly and erratically. RSD1235 selectively blocks ion channels in the heart that are known to be active during episodes of AF. Cardiome initiated two phase 3 studies for intravenous RSD1235 in August of 2003 and March 2004 respectively. Cardiome expects to initiate clinical studies for the chronic oral therapy of AF by the end of 2004.

Cardiome's lead drug in the congestive heart failure (CHF) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body's needs. Oxypurinol sensitizes cardiac muscle cells to intracellular calcium, leading to increased cardiac oxygen-use efficiency. Cardiome believes that increasing this efficiency will improve the clinical outcomes for CHF patients. Oxypurinol is currently in a Phase 2 clinical trial.

Cardiome also has a program applying its congestive heart failure product, oxypurinol, for the treatment of allopurinol-intolerant gout.

Cardiome is traded on the NASDAQ National Market (CRME) and the Toronto Stock Exchange (COM). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham
Director of Corporate Communication
(604) 676-6963 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Forward-Looking Statement Disclaimer
Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Robert Rieder"

President & Chief Executive Officer